Alan I. Annex, Esq.
212-801-9323
annexa@gtlaw.com
November 30, 2007
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Elaine Wolff, Esq. Philip L. Rothenberg, Esq. Dan Gordon Eric McPhee

Re:	FX Real Estate and Entertainment Inc. Pre-Effective Amendment No. 3 to Registration Statement on Form S-1 File No. 333-145672
Ladies and Gentlemen:
     On behalf of FX Real Estate and Entertainment Inc., a Delaware corporation (the “Registrant”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 3 (“Amendment No. 3”) to the Registrant’s Registration Statement on Form S-1 (No. 333-145672), originally filed with the Commission on August 24, 2007 and as amended by Amendment No. 1 thereto filed with the Commission on October 9, 2007 and Amendment No. 2 thereto filed with the Commission on November 13, 2007 (the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.
     Amendment No. 3 responds to the comments heretofore received from the Commission’s staff (the “staff”) by a letter dated November 26, 2007 (the “Comment Letter”) with respect to the Registration Statement. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Comment Letter.
     For the staff’s convenience, the staff’s comments have been restated below in bold type (the numbers thereof corresponding to the numbers of the staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. In addition, certain responses include page references to revised disclosure where the associated comment’s page reference is no longer accurate. For the further convenience of the staff, the

Registrant has enclosed marked courtesy copies of Amendment No. 3 reflecting the cumulative revisions to Amendment No. 2.
The Company, page 34
The Riviera, page 46
1.	We note your response and your amended disclosure to our prior comment regarding your recent acquisition of additional shares in Riveria Holdings Corporation. You state that you do not currently have any definitive plans or agreements to acquire additional shares of Riveria Holdings Corporation and thus have not disclosed the percentage of shares you may attempt to purchase, the total cost of the purchase and how you plan to finance the acquisition. Your disclosure indicates, however, that you have submitted a proposal to acquire “the remaining outstanding shares of Riveria Holdings Corporation at a price of $34 per share” and that you “continue to explore an acquisition of Riveria Holdings Corporation.” Therefore, please disclose the total cost to you if you are successful at obtaining such shares at the price of $34 a share and how you plan to finance this acquisition.

The Registrant has revised the referenced disclosure on Page 46 to clarify that the $34 per share price that was proposed in May 2007 is not indicative of the price that the Registrant would be willing to pay at this time. The Registrant has added the additional disclosure copied below to provide a sense of the size of the overall transaction, using market capitalization as an indicator. The revised disclosure appears as follows:

“The price per share that we would be willing to pay in an acquisition of Riviera Holdings Corporation would be based on a number of factors, including, without limitation, the then prevailing market price per share of Riviera Holdings Corporation common stock, the assumption or repayment of outstanding indebtedness, if any, of Riviera Holdings Corporation, prevailing market conditions and our ability to finance the acquisition on reasonable terms. The $34 per share merger price that we proposed to the board of directors of Riviera Holdings Corporation in May 2007 is not indicative of the price we would be willing to pay at this time and should not be relied upon in calculating the total capital that could be necessary to consummate such an acquisition. Based on the closing price of Riviera Holdings Corporation’s common stock on November 27, 2007, which was $27.35 per share, Riviera Holdings Corporation has a market capitalization of $340.9 million (or $302.3 million excluding the shares we own).”
Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 65
Metroflag Operating Results, page 67
2.	In Amendment No. 1, you disclosed information about the historical business of Metroflag that you have deleted from Amendment No. 2. Please revise to include this disclosure as it helps to explain and provide context for the operating results for the nine months ended September 30, 2007.

The Registrant has revised the disclosure on page 67 to include the information about the historical business of Metroflag previously included in Amendment No. 1.
Liquidity and Capital Resources, page 70
3.	You state that you believe that your current cash on hand will be insufficient to meet your working capital needs beyond February 2008. You also state that if you are unable to complete the rights offering, you will need to seek alternative financing to repay the Riv loan and meet other obligations. Please disclose what your plans are, if any, to provide alternative financing to be able to meet your working capital needs beyond February 2008.
     The Registrant has revised the referenced disclosure to reflect the following:
•	Amendments to the license agreements extending the outside payment dates to April 1, 2008

•	An agreement in principle to extend the due date for the Riv loan to March 15, 2008

•	The planned sale of shares of common stock to Barry Shier, in connection with his retention as the Registrant’s Chief Operating Officer, which will result in $2.57 Million of proceeds to the Registrant.
The Registrant has also revised the referenced disclosure regarding alternative financing plans as requested.

The revised disclosure, in its entirety, reads as follows:

“We have reached an agreement in principle with Credit Suisse to extend the due date for the $23 million Riv loan to March 15, 2008, which remains subject to execution of definitive documentation. Pursuant to the employment agreement we are entering into with Barry Shier, our Chief Operating Officer, Mr. Shier is expected to purchase 500,000 shares of our common stock at a price of $5.14 per share, for an aggregate purchase price of $2.57 million. The closing of Mr. Shier’s stock purchase is expected to take place within five days following effectiveness of the registration statement of which this prospectus forms a part. Such funds will be used for working capital and general corporate purposes.”

and

“We have no current plans with respect to securing alternative financing to fund our working capital needs, if necessary, and there can be no guarantee that we will be able to secure such alternative financing on terms that are favorable to our business or at all.”

Cash Flows for the period from May 11, 2007 to September 30, 2007, page 72
Operating Activities, page 72
4.	You disclose that cash used in operating activities was $11.0 million. The table on the next page, however, states that it was $12.1 million. Please revise.

The Registrant notes that the amount of cash used in operating activities of $11.0 million on page 72 reflects the Registrant’s cash used in operating activities for the period from May 11, 2007 (inception) to September 30, 2007, as per the Registrant’s Statements of Cash Flows on page F-6. The amount of $12.1 million in the table on page 73 reflects the amount of cash used in operating activities by Metroflag for the period from May 11, 2007 (inception) to September 30, 2007 as per Metroflag’s Statements of Cash Flows on page F-28. Therefore, these amounts are not directly comparable.
FX Real Estate and Entertainment, Inc. Consolidated Financial Statements, page F-1
Consolidated Balance Sheets, page F-3
5.	Please revise your balance sheets to disclose the number of shares issued or outstanding, as appropriate, and the dollar amount thereof. Refer to Article 5-02.30 of Regulation S-X.

The Registrant has revised the referenced disclosure as requested on page F-3.
2. Organization and Background, page F-7
CKX Investment, page F-8
6.	We have reviewed your response to comment #37, and it is not clear from the accounting literature you referenced, how you determined that your accounting for this transaction was appropriate. It appears you used push-down accounting for the investment by CKX in FXLR, but push-down accounting is not appropriate in transactions where the resulting minority interest is greater than 20%. Please clarify or revise.

Push down accounting was applied in the financial statements of the Registrant (or FXLR) because its ownership by CKX and Flag was the result of a series of related and anticipated transactions between and among a collaborative group.

EITF Topic D-97 references the view of the SEC staff that push-down accounting is permitted, and in certain situations required, if a company becomes substantially wholly-owned. That is, at least 80% of the company is acquired. Topic D-97 provides clarification that “it is appropriate to aggregate the holdings of those investors who both “mutually promote” the acquisition and “collaborate” on the subsequent control of the investee company” when assessing whether or not the entity is substantially wholly-owned. SEC SAB 54 requires that the new basis of accounting arising when an entity becomes substantially wholly-owned be pushed down and recorded by the Registrant.

The Registrant concluded that it became substantially wholly-owned as CKX and Flag constituted a collaborative group representing 100% its ownership interests. As such, push-down of the investor’s bases to the financial statements of the Registrant is required.

In addition, the substance of the transaction between CKX and Flag was the acquisition by CKX of one-half of Flag’s investment in Metroflag, (or a 25% interest in Metroflag) and we believe the financial statements of FXLR should reflect the pushed-down basis of the investors. That is, 50% of the assets and liabilities at historical cost, representing Flag’s predecessor ownership interest, and 50% of the assets and liabilities at fair value, representing CKX’s ownership interest, for which it contributed cash on June 1, 2007.

The Registrant considered the following factors in determining that Flag and CKX formed a collaborative group: a) due to common ownership (i.e. Mr. Sillerman owned approximately 28% of Flag and 34% of CKX and the fact that he is the Chairman and CEO of CKX b) pursuant to the Operating Agreement of FXLR signed between Flag and CKX, key operating decisions (i.e. approval of budgets, significant investments, check signing, financing, etc.) made by FXLR management must be approved by both Flag and CKX; c) the formation of FXLR and the contribution of the 50% interest in Metroflag were done in contemplation of the CKX investment made on June 1, 2007; d) the existence of transfer restrictions (i.e., lock-up agreements) on Flag and CKX with respect to their ownership interests for 3 years (subject to exceptions for certain specified distributions, i.e. distributions to Flag members, CKX stockholders and the distribution trusts; e) the shares subsequently distributed and held by the distribution trust are required to be voted in proportion to the voting by Flag and CKX; and f) the Repurchase Agreement entered into between Flag and CKX to protect the value of CKX’s initial investment.

The following disclosure will be added to the Registration Statement on Page F-8:

“As a result of the CKX investment on June 1, 2007 and the determination that Flag and CKX constituted a collaborative group representing 100% of FXLR’s ownership interests, the Company recorded its assets and liabilities at the combined accounting bases of the respective investors. FXLR’s net asset base represents a combination of 50% of the assets and liabilities at historical cost, representing Flag’s predecessor ownership interest, and 50% of the assets and liabilities at fair value, representing CKX’s ownership interest, for which it contributed cash on June 1, 2007.”
Metroflag Acquisition, page F-10
7.	Please disclose how you accounted for the existing interest in Metroflag that was owned prior to the July 6, 2007 purchase of the remaining interest. In your response please clarify whether the interest in Metroflag was recorded at historical cost, fair value, or fair value as of June 1, 2007 prior to July 6, 2007, and tell us what changes were made to the balance sheet related to these assets in conjunction with the purchase transaction. It appears that you have stepped up 100% of Metroflag to fair value in the purchase of the remaining 50% that occurred on July 6, 2007. If so, please explain as we thought the initial 50% purchase of Metroflag was recorded at historical cost due to common control.

Refer to the above response to comment #6 for a discussion of the accounting for the Registrant’s interest in Metroflag prior to July 6, 2007. Additionally, the Registrant classified its 50% non-controlling interest in Metroflag as a Long-Term Investment in the accompanying consolidated balance sheet as of June 30, 2007.

As a result of the acquisition of the remaining 50% interest in Metroflag by FXLR on July 6, 2007, the Registrant recorded the acquisition in accordance with FASB Statement No. 141, Business Combinations and allocated the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Commencing July 6, 2007, the Registrant consolidates the assets and liabilities and operating results of Metroflag in its financial statements.

The following disclosure will be added to the Registration Statement on Page F-10:

“Prior to July 6, the Company classified its 50% interest in Metroflag as a Long-Term Investment in the accompanying consolidated balance sheet as of June 30, 2007.

As a result of the purchase transaction on July 6, 2007, Metroflag was owned 100% by FXLR and therefore was consolidated commencing July 6, 2007. The assets and liabilities were consolidated within the results of FXLR and separately classified in the accompanying balance sheet as of September 30, 2007.”
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     The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.
     Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 3 please do not hesitate to contact the undersigned by telephone at (212) 801-9323 or Andrew E. Balog at (305) 579-0642.
     Thank you, in advance, for the Staff’s prompt attention to this filing.

Very truly yours,
/s/ Alan I. Annex
Alan I. Annex

cc:	Robert F.X. Sillerman Howard J. Tytel, Esq. Mitchell J. Nelson, Esq. Jason K. Horowitz, Esq. Andrew E. Balog, Esq.